Exhibit 99.1

FANGDD ANNOUNCES US$620,800 REGISTERED DIRECT OFFERING OF AMERICAN DEPOSITARY SHARES

SHENZHEN, China, March 2, 2023 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced that it has entered into securities purchase agreements with certain investors (the “Purchase Agreements”) for the issuance and sale by the Company of an aggregate of 1,000,000 American depositary shares (“ADSs”), each representing 375 Class A ordinary shares of the Company, at a purchase price of US$0.6208 per ADS, in a registered direct offering.

Each Purchase Agreement contains representations, warranties and other provisions customary for transactions of this nature. Subject to the satisfaction of customary closing conditions, the Company currently anticipates that the closings of the transactions contemplated by the Purchase Agreements will take place in March 2023. FangDD intends to use the net proceeds from this offering for general corporate purposes. Additional information regarding this offering and the Purchase Agreements will be included in a Form 6-K to be filed by FangDD with the U.S. Securities and Exchange Commission (the “SEC”).

The securities described above will be offered by the Company pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-267397) previously filed with the SEC on September 13, 2022 and declared effective by the SEC on September 29, 2022. The securities may be offered only by means of a written prospectus and prospectus supplement that form a part of the registration statement. The prospectus supplement and accompanying prospectus contain important information relating to the ADS offering. The prospectus supplement will be filed with the SEC and will be made available on the SEC’s website at http://www.sec.gov, or may be obtained, when available, by contacting us at Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, the PRC, or by email at ir@fangdd.com.

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com